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                     --SCHEDULE 13D PAGE 1 OF 2 TEMPLATE--
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                           Lighthouse Landings, Inc.
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                               (Name of Issuer)


                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                  532233-10-3
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                                (CUSIP Number)

             Theresa M. Mehringer, Esq. c/o Smith McCullough, P.C.
          4643 South Ulster Street, Suite 900, Denver, Colorado 80237
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 29, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(b)(3) or (4), check following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.532233-10-3
         -----------

      Names of Reporting Persons
 1.   I.R.S. Identification Nos. of above persons (entities only).

                         Anthony Cappaze
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      Check the Appropriate Box If a Member of a Group (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [_]
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      SEC Use Only
 3.

------------------------------------------------------------------------------
      Source of Funds (See Instructions)
 4.
                         WC, PF, OO
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      Check if Disclosure of Legal Proceedings Is Required Pursuant To Items
      2(d) Or 2(e) [_]
 5.
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      Citizenship or Place of Organization
 6.
                              U.S.
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                          Sole Voting Power
                     7.
     Number Of
                                          1,494,850
      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      8.

     Owned By                                 0
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     9.
    Reporting
                                          1,494,850
      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          10.
                                              0
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      Aggregate Amount Beneficially Owned by Reporting Person
11.

                                1,509,850
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
12.
      (See Instructions) [_]
------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (11)
13.
                            23.1%
------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
14.
                                   IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

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

Item 1    Security and Issuer

          Common Stock, $0.01 par value per share
          Lighthouse Landings, Inc.
          195 Fairfield Avenue, Suite 3C
          West Caldwell, New Jersey  07006

Item 2    Identity and Background

     (a)  The Reporting Person is Anthony Cappaze.

     (b)  The mailing and business address of the Reporting Person is:
          195 Fairfield Avenue, Suite 3C
          West Caldwell, New Jersey  07006

     (c) The Reporting Person has served as Chairman of the Board and Chief Executive Officer of Lighthouse Landings, Inc. (the "Issuer") since its inception in May of 1993 (employment at address listed in Item 2(b)).

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.

Item 3    Source and Amount of Funds or Other Consideration

          Of the 1,509,850 shares reported as beneficially owned by the Reporting Person, 200,000 shares are underlying presently exercisable options held by the Reporting Person and 200,000 shares are underlying presently exercisable warrants held by the Reporting Person. In addition, 78,000 shares owned by the Reporting Person are pledged to Ashley North Avenue, Inc. as security for a loan from Ashley North Avenue, Inc. to the Issuer; 718,700 shares are beneficially owned by Cappaze Associates, L.P., of which the Reporting Person is the sole general partner; and 15,000 shares are beneficially owned by the Reporting Person's spouse. The 718,700 shares beneficially owned by Cappaze Associates, L.P. were acquired with working capital. The shares beneficially owned by the Reporting Person and his spouse were acquired either with personal funds or through grants by the Issuer in consideration of services rendered. If and when the Reporting Person exercises any of his options and warrants, he intends to use personal funds for the exercise price.

Item 4    Purpose of Transaction

          The Issuer plans to hold a shareholders' meeting in the near future at which the following will be submitted for shareholder approval: 1) a proposal to change the name of the Issuer; 2) a proposal to authorize preferred stock and to increase the number of authorized shares of common stock; 3) a proposal to adopt an employee stock option plan; and 4) election of directors. The Reporting Person, in his individual capacity, has no plans or proposals which relate to or would result in:

     (a) The acquisitions by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5    Interest in the Securities of the Issuer

     (a) Of the 1,509,850 shares reported as beneficially owned by the Reporting Person, 200,000 shares are underlying presently exercisable options held by the Reporting Person and 200,000 shares are underlying presently exercisable warrants held by the Reporting Person. In addition, 78,000 shares owned by the Reporting Person are pledged to Ashley North Avenue, Inc. as security for a loan from Ashley North Avenue, Inc. to the Issuer; 718,700 shares are beneficially owned by Cappaze Associates, L.P., of which the Reporting Person is the sole general partner; and 15,000 shares are beneficially owned by the Reporting Person's spouse. The 1,509,850 shares beneficially owned by the Reporting Person represent approximately 23.1.% of the Issuer's outstanding common stock as of June 12, 2000.

     (b) The Reporting Person has the sole power to vote, direct the vote of, dispose of, and direct the disposition of 1,494,850 shares of common stock of the Issuer, including the shares pledged to Ashley North Avenue, Inc. (See Item 5(a) above) and the shares owned by Cappaze Associates, L.P., of which the Reporting Person is the sole general partner.

     (c) There have been no transactions in the common stock of the Issuer effected during the last sixty days by the Reporting Person.

     (d) Cappaze Associates, L.P. and the Reporting Person's spouse have rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported as beneficially owned by the Reporting Person and attributable to each of them.

     (e)  Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the person named in Item 2 and any other person or persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies. Other than the pledged securities described in Item 3 above, none of the shares of Common Stock of the Issuer beneficially owned by the Reporting Person are pledged or otherwise subject to contingencies the occurrence of which would give another person voting power or investment power over such securities, other than in connection with standard default and similar provisions in loan agreements.

Item 7    Material to be Filed as Exhibits

          None



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 2000


                                     /s/ Anthony Cappaze
                                    --------------------
                                    Anthony Cappaze